Well Water Finders, Inc.



Annual Report
2024

Annual Report 2024

Throughout this document, mentions of Well Water Finders, Inc. refer to Well Water Finders. Well Water Finders, Inc. (the "Company") was incorporated on September 11, 2023 in the state of Texas after being converted from Well Water Finders, LLC, a limited liability company formed in the state of Texas on October 30, 2020. The Company's physical address is 276 Private Road 1032, Meridian, Texas 76665.

You may contact the Company by emailing andrew@wellwaterfinders.com. This annual report is posted on the Company's website, www.wellwaterfinders.com. The Company may provide additional, occasional updates to investors via Netcapital.com.

Each investor should consult his or her own financial adviser, counsel, and accountant as to legal, tax, and related matters concerning his or her investment. The information in this Form is not meant to constitute such advice.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the merits of the offering, nor does it pass upon the accuracy or completeness of any offering, document or literature.

These securities were offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The information contained herein may include forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

Well Water Finders, Inc. is a corporation formed on September 11, 2023, in Texas following the conversion from an LLC. The Company's physical address is 276 Private Road 1032, Meridian, Texas 76665. The Company's web site may be accessed at www.wellwaterfinders.com.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

Andrew Vandekop

Board positions with Well Water Finders

Dates	Position	Principal Occupation
09/11/23	President, Treasurer	Chief Executive Officer

Positions with Well Water Finders

Dates	Position	Responsibilities
09/11/23	Chief Executive Officer	Strategic Leadership, Financial Oversite, Business Development

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
10/2000 – Present	Well Water Finders, Inc. (formerly Well Water Finders, LLC)	Founder, CEO & Inventor – Leads company strategy, product development, and commercialization of the company's patented groundwater detection technology. Oversees manufacturing partnerships, investor relations, and sales.
09/2017 – 12/2023	EM Locator Technology	President & Inventor – Developed and refined electromagnetic depth sounding technology. Led research, field testing, and IP development.
01/2007 – 08/2017	EM Locator Services	VP of Field Operations – Managed deployment of electromagnetic survey technology. Oversaw field teams and technical operations.
01/2000 – 01/2007	Valor Telecom	VP of Sales & Customer Service – Led sales strategy and customer service operations for a telecommunications firm. Helped scale the company, which later went public on the NYSE.

Teisha Vandekop

Board positions with Well Water Finders

Dates	Position	Principal Occupation
09/11/23	Chairman	Chief Operating Officer

Positions with Well Water Finders

Dates	Position	Responsibilities
09/11/23	Chief Operating Officer	Business Strategy Execution, Organizational Efficiency, Oversees Day-to-Day Operations

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
10/2000 – Present	Well Water Finders, Inc. (formerly Well Water Finders, LLC)	Founder & COO – Leads business operations, customer engagement, and strategic partnerships. Drives marketing, sales, and commercialization efforts.

09/2017 – 12/2023	EM Locator Technology	Founder – Managed business operations, strategic planning, and product-market fit for groundwater detection solutions.
01/2000 – 10/2016	Weber Shandwick	EVP, Public Relations & Marketing – Developed and executed global marketing campaigns for Fortune 100 companies. Specialized in new product launches and corporate branding.

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Teisha Vandekop owns 5,200,000 shares of Common Stock, representing a voting power of 63.1%.

Andrew Vandekop owns 2,600,000 shares of Common Stock, representing a voting power of 31.6%.

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

Well Water Finders develops and manufactures groundwater detection technology for landowners, municipalities, real estate developers, water well drillers and other audiences needing to understand location and volume of aquifers.

Technology:

- Uses patented electromagnetic depth sounding to detect and map groundwater before drilling.
- US Patent 10830915 covers the company's proprietary methods.

Business Model:

1. Performing on-site groundwater studies.
2. Providing groundwater reports based on proprietary databases and public data.
3. Rental or sale of groundwater locating equipment.

Market Opportunity:

- $9.3 billion U.S. water well drilling industry (IBISWorld)
- $27.7 billion groundwater supply market (National Groundwater Association)
- $164 billion U.S. agricultural water sector (USDA)

5. How many employees does the Company currently have? (§ 227.201(e))

Two

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

1. Reliance on Key Personnel - The company's success depends heavily on its founder and key team members. The loss of any critical personnel could negatively impact operations, strategy, and business development.
2. Intellectual Property Risks - Protecting proprietary technology is crucial, but patents and trade secrets may not provide sufficient protection. Competitors could develop similar or superior technologies, impacting the company's market position.
3. Emerging Market & Competition - The company operates in a rapidly evolving market with increasing competition. Larger, well-funded competitors could gain an advantage, making it challenging to establish a strong foothold.
4. Dilution & Future Financing Risks - Additional fundraising rounds will be necessary, leading to equity dilution for current investors. Future financing terms may not be favorable, impacting shareholder value.
5. Execution Risks: Moving from Prototype to Production - Transitioning from prototype development to full-scale manufacturing presents significant challenges. Delays, cost overruns, supply chain disruptions, or unforeseen technical issues could impact the company's ability to bring its product to market efficiently.
6. Limited Market Size – The niche nature of groundwater technology may limit the addressable market.
7. Competition – Large water tech firms may develop competing solutions or acquire market share aggressively.
8. Regulatory Risks - Water rights, environmental regulations, or drilling restrictions can affect operations or market access.
9. Technology Risks - Technology may not perform as expected in varied geological or hydrological conditions.
10. Legal Risks - Poorly implemented solutions could exacerbate contamination or legal liability.
11. Financial Risks - Technologies involving sensors, drilling, or advanced treatment systems often require substantial capital expenditure.
12. Inability to protect our proprietary technology would disrupt our business. We rely, in part, on trademark, copyright, and trade secret law to protect our intellectual property in the United States and abroad. We seek to protect our software, documentation, and other written materials under trade secret and copyright law, which afford only limited protection. We are considering filing additional US and foreign patents. We cannot predict whether such pending patent applications will result in issued patents, and if they do, whether such patents will effectively protect our intellectual property. The intellectual property rights we obtain may not be sufficient to provide us with a competitive advantage, and could be challenged, invalidated, infringed or misappropriated. We may not be able to protect our proprietary rights in the United States or internationally (where effective intellectual property protection may be unavailable or limited), and competitors may independently develop technologies that are similar or superior to our technology, duplicate our technology or design around any patent of ours. We attempt to further protect our proprietary technology and content by requiring our employees and consultants to enter into confidentiality and assignment of inventions agreements and third parties to enter into nondisclosure agreements. These agreements may not effectively prevent unauthorized use or disclosure of our confidential information, intellectual property or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, intellectual property or technology. Litigation may be necessary in the future to enforce our intellectual property rights, to determine the validity and scope of our proprietary rights or the rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of management time and resources and could have a material adverse effect on our business, financial condition, and operating results. Any settlement or adverse determination in such litigation would also subject us to significant liability.
13. Third parties might infringe upon our technology, trademark, or other proprietary rights, or think we are infringing upon their rights. We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Common Stock	15,000,000	8,151,248	Yes	N/A

The Company has a common stock warrant that allows Capital Factory the right to purchase 81,071 shares at an exercise price of $.60 with an expiration date of April 26, 2034.

The Company has granted 253,000 options to advisors with expertise in water entrepreneurship and hardware user experience ("UX"). The exercise price of the options is $0.01 per share.

Those investors that participated in our offering via Netcapital have given their voting rights to a custodian, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for investors pursuant to the custodian agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

- Current Valuation:
    - Securities in the 2024 Netcapital offering were priced at $1.00 per share, as determined by the board of directors.
- Future Valuation Approaches:
    1. Comparable Company Analysis
    2. Discounted Cash Flow (DCF) Analysis
    3. Revenue/EBITDA Multiples
    4. Market-Based Pricing in Future Rounds

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner of Well Water Finders, investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Netcapital have a minority ownership in Well Water Finders and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

The company has no outstanding debt.

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds
August, 2024	Common Stock	$78,486	Regulation CF	Manufacturing, R&D, Hiring, Salaries, Marketing
December, 2024	Common Stock	$4,621	4(a)2	Awarded to manufacturing vendor for contributions to groundwater detection equipment production. No cash was received in this transaction.

December, 2024	Common Stock	$121,800	4(a)2	The Company has signed a member services agreement with the University of Texas at Austin on behalf of its Austin Technology Incubator and pledged to contribute 203,000 shares of common stock to the Austin Community Foundation ("ACF"). No cash was received in this transaction.

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

DOES NOT APPLY

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

In 2024, Well Water Finders, Inc. completed its pilot phase of testing its next-generation groundwater detection equipment and transitioned to the manufacturing phase. This marks a major milestone in the company's progress from research and development to commercial production.

Revenue Growth:
- 2022: $67,658
- 2023: $106,836 (+57.9% YoY)
- 2024: $68,813 (-35.6% YoY)

Operating Expenses:

- 2022: $17,096
- 2023: $26,147
- 2024: $283,369

Financial Condition Summary:
- Revenue Decline
  - In 2023, revenue came primarily from pilot testing services.
  - As the company shifted to full-scale commercialization in 2024, revenue declined while manufacturing infrastructure was established.
- Increased Expenses & Capability Expansion
  - Operating expenses rose in 2024 due to:
    - Manufacturing setup and third-party production agreements.
    - Finalizing product design based on pilot data.
    - Expanding the advisory team through equity-based agreements.

Liquidity & Capital Resources:

On December 31, 2024, the Company recorded cash of $67,630 and working capital of $153,495, as compared to cash of $115,377 and working capital of $139,177 on December 31, 2023.

During 2024, the Company raised net proceeds of $78,486 by issuing 143,627 shares of common stock through a Reg CF offering.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

Well Water Finders will file a report electronically with the SEC annually and post the report on its web site www.wellwaterfinders.com.

I, Andrew Vandekop, certify that:

The financial statements for the fiscal years ended December 31, 2024 and December 31, 2023 of Well Water Finders, Inc. included in this Form C-AR are true and complete in all material respects.

Andrew Vandekop
CEO

Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

WELL WATER FINDERS, INC.
Balance Sheets
December 31, 2023 and 2024

Assets		2023	2024
Current Assets:			
Cash		$115,377	$67,630
Accounts receivable		$548	$548
Prepaid Federal Taxes			$4,500
Prepaid Expenses			$80,817
Due from stockholders		$25,769	$0
	Total current assets	$141,694	$153,495
WWF 1.O, net (Upgrades to become commercial grade unit)			$57,671
Patent, net		$1,492	$1,392
	Total assets	$143,186	$212,558

Liabilities and Owners' Equity			
Current liabilities:			
Accrued expenses		$517	$0
Deferred revenue			$0
Income tax payable		$2,000	$0
	Total liabilities	$2,517	$0
Owners' equity:			
Members' equity			
Common stock $0.001 par value; 15,000,000 shares authorized; 7,800,000 issued and outstanding as of December 31, 2023 and 8,151,248 issued and outstanding as of December 31, 2024		$7,800	$8,151
Additional paid-in capital		$117,228	$403,322
Retained earnings		$15,641	-$198,915
	Total owners' equity	$140,669	$212,558
	Total liabilities and owners' equity	$143,186	$212,558

WELL WATER FINDERS, INC.
Statements of Operations
For the Years Ended December 31, 2023 and 2024

	2023	2024
Revenue	$106,836	$68,813
Operating expenses	$26,147	$283,369
Operating income	$80,689	-$214,556
Other income	$18	$0
Net income	$80,707	-$214,556

WELL WATER FINDERS, INC.

Statements of Owners' Equity
For the Years Ended December 31, 2023 and
2024

	Common Stock	Additional Paid-in capital	Retained Earnings	Members' Equity	Total
Balance December 31, 2022				$59,962	$59,962
Net income prior to C-corp conversion				$65,066	$65,066
Conversion to C-corp	$7,800	$117,228		-$125,028	
Net income after C-corp conversion			$15,641		$15,641
Balance December 31, 2023	$7,800	$117,228	$15,641		$140,669
Balance January 1, 2024	$7,800	$117,228	$15,641	$0	$140,669
Shares Issued to Incubator	$203	$121,597			$121,800
Reg Cf Raise	$144	$78,342			$78,486
Platform Fee Reg CF Raise		$1,421			$1,421
Shares Issued to Vendor	$5	$4,616			$4,621
Options Issued to Advisors		$80,118			$80,118
Net Income			-$214,556		-$214,556
Balance December 31, 2024	$8,151	$403,332	-$198,915	$0	$212,558

WELL WATER FINDERS, INC.
Statement of Cash Flows
For the Years Ended December 31, 2023 and 2024

	2023	2024
Cash flows from operating activities:		
Net income	$80,707	-$214,556
Adjustments to reconcile net income to net cash		
from operating activities:		
Depreciation and Amortization	$8	$3,019
Stock Related Advisor Expenses		$120,718
Change in operating assets and liabilities:		
Funded Paypal Account for Misc Expenses		$1,447
Accounts receivable	-$548	$0
Accrued expenses	-$193	-$1,582
Deferred revenue	-$1,609	
Prepaid Federal Taxes		-$4,500
Income tax payable	$2,000	-$2,000
Net cash provided by operating activities	$80,365	-$97,453
Cash flows from investing activities:		
Manufacturing Costs of WWF-01 Unit		-$55,969
Payments for purchase of patent	-$1,500	
Due from stockholders	-$2,495	$25,769
Net cash used in investing activities	-$3,995	-$30,200
Cash flows provided by financing activities:		
Contributions from members		
Net Cash Deposited from Reg CF Raise		$79,906
	$0	$79,906
Net change in cash	$76,370	-$47,748
Cash - beginning of year	$39,007	$115,377
Cash - end of year	$115,377	$67,630